Skyworks Solutions, Inc.

5260 California Avenue

Irvine, California 92617

December 19, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Sarah Sidwell

Re:	Skyworks Solutions, Inc.
Registration Statement on Form S-4, as amended
File No. 333-291947 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skyworks Solutions, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 PM, Eastern Time, on December 23, 2025, or as soon as practicable thereafter. The Company hereby authorizes each of Kenton J. King and Sonia K. Nijjar of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. King at (650) 470-4530 and that such effectiveness also be confirmed in writing.

Very truly yours,

Skyworks Solutions, Inc.

By:	/s/ Robert J. Terry
	Name:	Robert J. Terry
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Kenton J. King
Sonia K. Nijjar
Skadden, Arps, Slate, Meagher & Flom LLP

Paul S. Scrivano
Cheryl Chan
Davis Polk & Wardwell LLP